Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 10 to 18 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2014 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2015.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2015 and October 31, 2014.

Financial Results – Changes in Net Assets

Net assets decreased by $292.6 million or 8.9% during the three months ended July 31, 2015 primarily as a result of decreases in the price of gold and silver during the period of 6.9% and 11.9% respectively.

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Net assets decreased by $246.2 million or 7.6% during the nine months ended July 31, 2015 primarily as a result of decreases in the prices of gold and silver during the period of 5.7% and 10.1% respectively.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	July 31, 2015	Apr. 30, 2015	Jan. 31, 2015	Oct. 31, 2014
Change in unrealized appreciation of holdings	$(289.6)	$(166.3)	$218.1	$(550.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(292.6)	$(169.0)	$215.4	$(553.5)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.15)	$(0.66)	$0.85	$(2.17)
Total net assets	$2,991.7	$3,284.2	$3,453.3	$3,237.9

	July 31, 2014	Apr. 30, 2014	Jan. 31, 2014	Oct. 31, 2013
Change in unrealized appreciation of holdings	$103.0	$61.2	$(346.1)	$190.0
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$100.1	$58.2	$(349.1)	$186.8
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.39	$0.23	$(1.37)	$0.73
Total net assets	$3,793.8	$3,693.7	$3,635.5	$3,984.6

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2015 was $292.6 million compared to net income of $100.1 million for the comparative period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the nine months ended July 31, 2015 was $246.2 million compared to a net loss of $190.8 million for the comparative period in 2014. Virtually all of the net income (loss) for both the three and nine-month periods ended July 31, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the lower prices of gold and silver bullion during the nine-month period and costs associated with Class A Shareholders’ Proceedings. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $229,764 and $536,815 respectively during the three and nine-month periods ended July 31, 2015 as compared to the same periods in 2014. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and nine-month periods.

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Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, was 0.09% compared to 0.08% for the three-month period in 2014. For the nine-month period ended July 31, 2015 the expense ratio was 0.26% compared to 0.24% for the comparative nine-month period ended July 31, 2014. For the twelve-month period ended July 31, 2015, the expense ratio was 0.34% compared to 0.32% for the twelve-month period ended July 31, 2014. The increases in the expense ratios were a direct result of costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have remained unchanged from the comparative periods in 2014.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2015, Central Fund’s cash and cash equivalents decreased by $11.9 million to $11.1 million. This decrease was a result of the amounts used to pay expenses, including costs of Class A Shareholders’ Proceedings and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Class A Shareholders’ Proceedings - Requisition and Application

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On June 16, 2015, the Company received a requisition (the “Requisition”) from 1891868 Alberta Ltd. (“SAM Alberta”), an affiliate of Sprott Asset Management LP, and five other registered and/or beneficial holders of Class A non-voting shares of the Company representing an aggregate of approximately 5.4% of the issued Class A shares.

The Requisition proposed to consider, at a special meeting of the Class A non-voting shareholders, certain advisory resolutions, ordinary resolutions and a special resolution which would have the effect of terminating the Administrative and Consulting Agreement with The Central Group Alberta Ltd. effective as of October 31, 2015, enabling some Class A shareholders to have their Class A shares redeemed for physical bullion at 100% of net asset value, amending the Company’s articles to add a general voting right to each Class A share and removing the incumbent Directors of the Company and replacing them with nominees put forward by the requisitioning shareholders. The Requisition also contemplated that Sprott Asset Management LP would take over administration of the Company’s affairs.

The Board of Directors formed a Special Committee of independent Directors to consider the Requisition and an application (the “Application”) subsequently filed by SAM Alberta in the Court of Queen’s Bench of Alberta (the “Court”) seeking certain relief under the Business Corporations Act of Alberta including on the ground of oppression.

On August 11, 2015, a hearing was held to consider the Application and a Cross-Application filed by the Company challenging the validity of the Requisition. SAM Alberta elected not to proceed with its Application and that matter has been set over to be dealt with at a later date.

On August 13, 2015, the Court ruled on the Cross-Application, finding that the Requisition was invalid. In reaching its decision, the Court determined that the scope of rights attached to the Class A Shares held by SAM Alberta and the other requisitioning parties did not encompass the calling of a shareholders’ meeting or voting on the matters sought to be considered at such meeting, as set forth in the Requisition.

The Board of Directors of the Company had resolved to call a special meeting of Class A non-voting shareholders for September 18, 2015 (the “Meeting”). At the same time, the Company advised that, if the Court held that the Requisition was invalid in whole or in part, one or more of the resolutions proposed in the Requisition may not proceed to be considered at the Meeting or the Meeting may be cancelled. On August 17, 2015, the Board of Directors, following the recommendation of the Special Committee and its counsel, determined to cancel the Meeting.

As to one-time costs incurred by the Company in the third quarter by virtue of the Class A Shareholders’ Proceedings, please refer to Note 14 of the quarterly financial statements.

Additional Information

This MD&A is dated August 19, 2015. Additional information relating to the Company, including its Annual Information Form and 2014 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com

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